Mail Stop 4561   January 7, 2009

<u>By U.S. Mail and facsimile</u>
Domain Registration, Corp.
c/o Mr. Vincent J. McGill, Esq.
Eaton & Van Winkle LLP
3 Park Avenue
New York, NY 10016

        RE: Domain Registration, Corp.
             Preliminary Information Statement on Schedule 14C
             Filed: December 30, 2008
             File no. 0-25487

Dear Mr. McGill:

        We have limited our review of your filing to those issues we have addressed in
our comments. Where indicated, we think you should revise your document in response
to these comments. If you disagree, we will consider your explanation as to why our
comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary
in your explanation. In some of our comments, we may ask you to provide us with
information so we may better understand your disclosure. After reviewing this
information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General, page 1</u>

1.   We note your statement that stockholders holding an aggregate of 3,960,000 shares
     consented to the amendment of the articles of incorporation to change the name of
     the company. Identify the shareholders who approved the amendment and tell us
     how their approval was obtained.

Corporate Name Change, page 2

2.   Please explain the reasons for changing the company's name at this time.

Closing Comments

        As appropriate, please amend your information statement in response to these comments within 10 business days, or tell us when you will provide us with a response. You may provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Donna Levy at 202-551-3292 or, in her absence, me at 202-551-3503 with any questions.

Sincerely,

David L. Orlic
Special Counsel

cc: D. Levy